Exhibit 2.1

October 6, 2004

Boomerang Tracking Inc.
9280 de l’Acadie Boulevard
Montréal, Québec
H4N 3C5

Attention:	Peter Lashchuk President, Chief Executive Officer and Chairman of the Board

Dear Sirs:

        We refer to the combination agreement (the “Combination Agreement”) dated August 16, 2004 among LoJack Corporation, 4254724 Canada Inc. and Boomerang Tracking Inc., and hereby confirm our agreement as follows:

        1.     All references to “4254724 Canada Inc.” in the Combination Agreement are replaced by “4246624 Canada Inc.” and 4246624 Canada Inc. shall be deemed to be party to the Combination Agreement since August 16, 2004.

        2.     For greater certainty, our respective rights and obligations under the Combination Agreement are hereby confirmed and remain in full force and effect without any amendment or modification, except as provided in Section 1 above.

        3.     This agreement is incorporated by reference into, and forms an integral part of the Combination Agreement, and the Combination Agreement, as amended by this agreement, will be considered as one continuous agreement.

        If you are in agreement with the foregoing, please sign and return one copy of this agreement, which thereupon will constitute our legally binding and enforceable agreement with respect to its subject matter.

LOJACK CORPORATION By: /s/ Ronald J. Rossi Name: Ronald J. Rossi Title: Chairman and Chief Executive Officer	Yours truly, 4246624 CANADA INC. By: /s/ Ronald J. Rossi Name: Ronald J. Rossi Title: President
Confirmed and agreed as of the date first-above written: BOOMERANG TRACKING INC. By: /s/ Peter Lashchuk Name: Peter Lashchuk Title: President, Chief Executive Officer and Chairman of the Board